UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ARMSTRONG WORLD INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	1-2116	23-0366390
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

2500 Columbia Avenue, Lancaster, Pennsylvania	17603
(Address of principal executive offices)	(Zip Code)

Brian L. MacNeal (717) 397-0611
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Report on Form SD of Armstrong World Industries, Inc. (“AWI”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2019.

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this Report on Form SD, and is publicly available at www.armstrongceilings.com. The content of any website referred to in this Report on Form SD is included for general information only and is not incorporated by reference into this Report on Form SD.

Item 1.02 Exhibit

As specified in Item 2.01 of Section 2 of this Report on Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Report on Form SD.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this Report on Form SD:

Exhibit No.	Description

       1.01                           Conflict Minerals Report of Armstrong World Industries, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Armstrong World Industries, Inc.

By:	/s/ Brian L. MacNeal

Brian L. MacNeal, Senior Vice President and

Chief Financial Officer (Principal Financial Officer)

Date:  May 29, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Armstrong World Industries, Inc.